SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

For Immediate Release

Press Release

J4 MediSmart AND OTI ANNOUNCE FIRST DEPLOYMENT OF MEDISMARTTM IN THE U.S.

—	Installation to Start at HARMONEX® Outpatient Mental Health Services
—	Planned Expansion in 2005 to Include Network of Affiliated Practitioners

Fort Lee, NJ and Atlanta, GA – October 20, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, and J4 Technologies, Inc., an Atlanta based multi-industry technology solution provider and its subsidiary J4 MediSmart, Inc., announced today that HARMONEX® – Outpatient Mental Health Services has commenced using the OTI medical smart card solution “MediSmartTM” in its clinics. The initial sites deploying MediSmart are the Dothan and Shoals Clinics in Alabama, which include approximately 10,000 patients. HARMONEX® plans to expand the MediSmart program to six additional facilities and a network of affiliated practitioners by 2005. With the MediSmart product, OTI generates revenues from hardware and software sales, along with on going transaction and license fees.

The MediSmart solution enables HARMONEX® to fulfill its vision of developing a national network of outpatient behavioral medicine practices under a uniform centralized corporate management structure using state-of-the-art and highly secured electronic medical records and integrated electronic billing.

The OTI MediSmart solution already is installed with CareCross Healthcare Network in South Africa, which serves a network of over 1,000 contracted healthcare or service providers. The /program has already reduced call center calls by 95%, resulting in greater treatment time and lower call center costs. Part of OTI’s SmartID product family, it provides verification of patient, physician and patient benefits, through:
1.	A personal identification, biometric authentication and additional personal data sections, secured via biometric verification without the need for a mainframe or database of any kind
2.	A medical benefit, risk and management data section, accessible only by healthcare professionals including files for referrals, medical certificates and messages to facilitate better communication between healthcare professionals, and
3.	A payment portion that enables e-purse and credit and debit payments.

Another valuable feature of the system is its multiple purpose use. Cards that are issued for medical purposes can concurrently be used for Worker’s Compensation programs, secured access control, and time and attendance management.

The OTI/J4 MediSmart solution was developed to specifically address recommendations defined by the Federal Government’s Healthcare Reform Initiative adopted by the House of Representatives in June 2003. The objectives of the Department of Health and Human Services (HHS) target:
—	Improvement of clinical decisions,
—	Reduction of duplicative data entry,
—	Reduction of medical errors or Rx, and
—	Easy and rapid access to patient medical information.

Dr. Nelson Handal CEO of Harmonex, Inc. said, “In our opinion, we are at an exciting juncture for quality medical care and efficiency with cost savings by decreasing the paper work, and allowing the physician more time with the patient to practice Medicine in the area that he was trained, rather than dividing his time for administration just to get paid for his services”. Dr. Nelson added: “rapid access to patient medical condition records within the healthcare provider community will provide all concerned with organized information and reliable medical data, in a secure environment, in order to make appropriate clinical decisions”

Dirk Joubert of J4 Technologies stated, “The J4 3 in 1 MediSmart solution relieves doctors of tedious administrative work and empowers them to make consistent clinical decisions that improve outcomes and grows patient centric medical records and cases, all told, enabling the healthcare professional to focus more on taking care of their patients.”

“We are pleased with this first installation of MediSmart in the U.S. Applying the OTI/J4 MediSmart technology as an integrated health care solution reduces costs to the healthcare provider and improves services through effective patients benefits verifications,” Oded Bashan, CEO of OTI commented.

About HARMONEX®
Dr. Nelson Handal CEO of Harmonex, Inc. has instituted an innovative business model for Pediatric Psychiatry that involves the community, the internet, the hospital, pediatricians, clinical psychologists, and schools to triage mentally ill children and learning disabilities for diagnosis and treatment with objective follow-up, assessments, and progress reports on drug and psychotherapy with excellent results. The entity, Harmonex, has several clinics with plans for 10 others in the Southeast. www.harmonex.us

About J4 Technologies
Incorporated in 1982 in Delaware, J4 has been an incubator and architect of a number of unique processes, some patent pending, that offer powerful solutions to industries as diverse as Construction, Mining and Petroleum. J4‘s registered corporate office is based in Atlanta GA. with service and support provided by its affiliated facility in Virginia Beach VA. For more information about J4 Medismart, Inc. contact Dirk Joubert at 770 331-9491 Website: www.medismart.net (Under Construction),

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: October 20th 2004